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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                         Strategic Diagnostics Inc.
                              (Name of Issuer)

                              Common Stock

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                    (Title of Class of Securities)

                                862700101
                              (CUSIP Number)

                            Banner Partners
                          c/o Bryan & Edwards
                3000 Sand Hill Road, Bldg. 1, Ste. 190
                         Menlo Park, CA 94025
                           (415) 854-1555
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                         December 31, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D
CUSIP No. 862700101                          Page 2 of 8 Pages
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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Banner Partners
     IRS No.: 94-2703211
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /*/
                                                       (b)  / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)                         / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
------------------------------------------------------------------
      NUMBER OF     7    SOLE VOTING POWER
       SHARES                 -0-
     BENEFICIALLY        -----------------------------------------
       OWNED BY     8    SHARED VOTING POWER
        EACH                  507,000
      REPORTING          -----------------------------------------
       PERSON       9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              507,000
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     507,000
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                                / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 862700101                          Page 3 of 8 Pages
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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     William C. Edwards:
     S.S. No.: ###-##-####
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /* /
                                                       (b)  / /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)                         / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
     BENEFICIALLY        -----------------------------------------
       OWNED BY          8    SHARED VOTING POWER
        EACH                  507,000
      REPORTING          -----------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              507,000
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     507,000
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                                / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                    (INCLUDING EXHIBITS) OF THE SCHEDULE
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 862700101                          Page 4 of 8 Pages
------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Alan R. Brudos
     S.S. No.: ###-##-####
------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /* /
                                                       (b)  / /
------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)                         / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
     BENEFICIALLY        ------------------------------------------
       OWNED BY          8    SHARED VOTING POWER
         EACH                 507,000
      REPORTING          ------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         ------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              507,000
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     507,000
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                                / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9%
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                    (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D

CUSIP No. 862700101                               Page 5 of 8 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Strategic Diagnostics Inc. ("SDI"). The principal executive office of SDI is located at 128 Sandy Drive, Newark, DE 19713. The reporting persons listed below had previously filed a Schedule 13D (the "Previous Schedule") reflecting the beneficial ownership of 7.67% of the outstanding common stock of Ensys Environmental Products, Inc., which was acquired by SDI as of December 31, 1996.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)  Banner Partners ("Banner"); William C. Edwards ("Edwards");
and Alan R. Brudos ("Brudos").

(b)  The business address of Banner, Edwards and Brudos is 3000
Sand Hill Road, Bldg. 1, Ste. 190, Menlo Park, CA 94025.

(c) Edwards and Brudos are the general partners of Banner, which is an investment limited partnership.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Banner is a California limited partnership, and Edwards and Brudos are citizens of the United States of America.

                              SCHEDULE 13D

CUSIP No. 862700101                               Page 6 of 8 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser                     Source of Funds               Amount

Banner (managed
by Palo Alto Investors)       Working Capital     $ 1,394,548.33

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SDI or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of SDI or of any of its subsidiaries;

(c) Any change in the present board of directors or management of SDI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of SDI;

(e) Any other material change in SDI's business or corporate structure;

(f) Changes in SDI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SDI by any person;

(g) Causing a class of securities of SDI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of SDI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)  Any action similar to any of those enumerated above.

                              SCHEDULE 13D

CUSIP No. 862700101                               Page 7 of 8 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this amended statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned                 Voting Power      Dispositive Power
Name      Number   Percent    Sole      Shared    Sole      Shared

Banner    507,000   3.9%      -0-       507,000   -0-       507,000
Edwards   507,000   3.9%      -0-       507,000   -0-       507,000
Brudos    507,000   3.9%      -0-       507,000   -0-       507,000

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock since October
31, 1996, by the persons filing this statement:

None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Edwards and Brudos are the general partners of Banner pursuant to a limited partnership agreement (the "LPA"). The LPA provides to the general partners the authority, among other things, to invest Banner's funds in the Stock, to vote and dispose of those securities and to file this statement on Banner's behalf. Pursuant to Banner's investment management agreement (the "IMA") with Palo Alto Investors ("PAI"), PAI is authorized, among other things, to invest a portion of Banner's funds and to vote and dispose of securities acquired by such funds, including the Stock. The IMA may be terminated by either party on notice as provided in the IMA and provides for fees paid to PAI based on assets under management and realized gains. The Previous Schedule mistakenly described Banner's account managed by PAI as constituting a distinct partnership called "Banner Partners, Minaret." No such separate partnership exists.

                         SCHEDULE 13D
CUSIP No. 862700101                               Page 8 of 8 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 13, 1997

BANNER PARTNERS,
a California limited partnership



By:     /s/ William C. Edwards
          William C. Edwards,
          General Partner


By:    /s/ Alan R. Brudos
          Alan R. Brudos,
          General Partner


   /s/ William C. Edwards
     William C. Edwards


   /s/ Alan R. Brudos
     Alan R. Brudos
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